SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 13/04 - July 27, 2004

Power Market at Copel's concession area grows
1.7% during the first half of 2004

Power consumption market in Copel’s direct distribution area grew by 1.7% between January and June 2004, compared to the same period of the previous year.

Residential, commercial and rural consumption grew by 1.4%, 5.6% and 7.2%, respectively. The good performance of the rural segment is mainly due to the increase in the export of agriculture and agribusiness products. For the commercial segment, the increase is a result of the modernization of the sector and the implementation of new commercial businesses.

Industrial consumption dropped 1.0% due to the outflow, in 2003, of some large consumers, while, the so-called unregulated (“free”) costumers outside the State of Paraná, decreased 4.1% due to a change in invoice date of one of our main consumers.

Direct Distribution

Segment			In GWh

	1 half 2004	1 half 2003	Change

Residential	2,235	2,204	1.4%
Industrial	3,502	3,537	-1.0%
Commercial	1,522	1,442	5.6%
Rural	681	636	7.2%
Others	859	836	2.7%

Subtotal	8,799	8,655	1.7%

Free costumers (industrial clients) outside the State of Paraná	602	627	-4.1%

Total	9,401	9,282	1.3%

Sincerely,

Ronald Thadeu Ravedutti
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.